HCM II Acquisition Corp.

100 First Stamford Place, Suite 330

Stamford, CT 06902

Terrestrial Energy Inc.

2730 W. Tyvola Road, Suite 100

Charlotte, NC 28217

VIA EDGAR

September 16, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eiko Yaoita Pyles Hugh West Sarah Sidwell Jennifer Angelini

Re:	HCM II Acquisition Corp.
Draft Registration Statement on Form S-4/A
Submitted on September 3, 2025
CIK No. 0002019804

Ladies and Gentlemen:

Terrestrial Energy Inc. (the “Company”) and HCM II Acquisition Corp. (“HCM II” and collectively with the Company, “we,” “our” or “us”) hereby transmit our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 12, 2025, regarding the amended Draft Registration Statement on Form S-4 (the “Registration Statement”) submitted to the Commission on September 3, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with our response. In response to the Staff’s comments, we are filing via Edgar a revised Registration Statement simultaneously with the submission of this response letter.

Dilution, page 20

1.	We note that some of the numbers in your dilution disclosures are not consistent with those disclosed elsewhere in the filing (e.g., number of shares to be issued to Terrestrial Energy Stockholders; the number of Terrestrial Energy shares outstanding post de-SPAC, etc.). Please revise to resolve these inconsistencies or explain.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xviii, xix and elsewhere where appropriate to address the Staff’s comment.

Material U.S. Federal Income Tax Considerations of the Merger to Holders of Terrestrial Stock and Terrestrial Energy, page 202

2.	Please revise this section to state clearly that the disclosure is the opinion of named counsel. Refer to Section III.B.2 of Staff Legal Bulletin 19. The opinion filed as Exhibit 8.2 assumes “the information set forth in the Registration Statement . . . is true, correct and complete.” This assumption appears overbroad, since it includes the tax discussion being opined upon; please request counsel to revise accordingly. Additionally include the date of the representation letters in the final opinion.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 186 and 203 as well as the assumptions contained in Exhibit 8.2 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 209

3.	Your disclosure on page 308 stated that it is expected that Terrestrial Energy or New Terrestrial will consider one-time additional equity awards to recognize extraordinary services provided in connection with the Business Combination. Where you provide pro forma information, please revise to disclose the nature and terms of the awards to be granted, how you plan to account for those awards, and potential impact on the post-combination company. Also, ensure that any granted awards are appropriately reflected in the pro forma information.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the nature, terms, and number of any awards that may be granted have not been determined by Terrestrial Energy. Accordingly, the Company cannot yet determine the accounting or other impact such awards may have. If awarded, the Company undertakes to disclose the nature and terms of any such awards, including in its pro forma information, in its Current Report on Form 8-K to be filed in connection with the closing of the transaction.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet Adjustment (F), page 216

4.	You state that adjustment (F) was recorded to give effect to the issuance of 97,200,530 New Terrestrial Common Shares to the existing stockholder of Terrestrial Energy. However, the table disclosed on page 212 and elsewhere throughout the filing appear to indicate that that 62,176,098 shares are expected to be issued to those shareholders. Please revise to correct the inconsistencies.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 216 to address the Staff’s comment.

Notes to Condensed Consolidated Financial Statements

Note 5. Stockholders’ Deficit

Exchangeable Shares, p. F-59

5.

Your revised disclosures in response to prior comment 8 stated that in the event the Company declares dividends on its common stock, exchangeable shareholders are entitled to receive the same dividends from ExchangeCo. Considering that ExchangeCo will be making the distribution in such event, the exchangeable shareholders appear to hold the economic interest in ExchangeCo. Please revise your presentation accordingly (e.g., present exchangeable shares as non-controlling interests) or explain why you believe your existing presentation is appropriate with references to authoritative literatures you relied upon to support your conclusion.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page F-60 to address the Staff’s comment.

Exhibits

6.	We note revisions to the exhibit index identifies Exhibits 3.2 and 3.3 as corporate documents of HCM II following domestication, and Exhibit 3.6 as a document of Terrestrial Energy Inc. Please revise to clarify that these reflect the corporate documents of the post-combination company, clearly distinguishing them from the SPAC corporate documents, and ensure consistency with the table of contents, which refers to New Terrestrial Energy corporate documents. Additionally ensure that the securities of the post-combination company are clearly identified as such in the exhibit index. We further note that Exhibit 3.4 does not appear to be filed; please file or revise the index accordingly.

Response: We acknowledge the Staff’s comment and have revised the exhibit list to address the Staff’s comment. Additionally, we have revised the exhibit list to reflect that former Exhibit 3.6 has been renumbered to be filed as Exhibit 3.5 and filed Exhibit 3.4.

7.	We note you have filed the Form of Assignment and Assumption Agreement as Exhibit 4.7. Please also file the Terrestrial Warrant and related Warrant Agreement.

We acknowledge the Staff’s comment and have filed the Form of Terrestrial Warrant as Exhibit 10.8, to address the Staff’s comment. We respectfully advise the Staff that there is no separate warrant agreement governing the Terrestrial Warrant.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Kevin E. Manz, Esq. at (212) 556-2133 or Eliot W. Robinson, Esq. at (404) 572-6785.

Sincerely,

By:	/s/ Shawn Matthews
Name:	Shawn Matthews
Title:	Chief Executive Officer, HCM II Acquisition Corp.

cc:

Sincerely,

By:	/s/ Simon Irish
Name:	Simon Irish
Title:	Chief Executive Officer, Terrestrial Energy Inc.

cc:

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